Exhibit 21.1

List of Subsidiaries

Name	State of Incorporation
CoroWare Technologies, Inc.	Florida
CoroWare Robotics Solutions, Inc.	Texas
CoroWare Robotics Solutions, Inc.	Texas
Robotic Workspace Technologies, Inc.	Florida
Carbon Source, Inc	Wyoming
CoroWare Treasury, Inc.	Wyoming
CarbonMeta Research Ltd.	England and Wales